UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

Kennedy Lewis Capital Company
(Name of Subject Company (Issuer))

Kennedy Lewis Capital Company
(Name of Filing Person(s) (Issuer))

Common Shares of Beneficial Interest, Par Value $0.01 Per Share
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

James Didden
Chairperson and President
Kennedy Lewis Capital Company
225 Liberty Street, Suite 4210
New York, NY 10281
(212) 782-3842
(Name, address and telephone no. of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Richard Horowitz
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036
(212) 698-3500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the Securities and Exchange Commission on August 31, 2023 by Kennedy Lewis Capital Company (the “Company”) in connection with an offer (the “Offer”) by the Company to purchase common shares of beneficial interest, par value $0.01 per share (the “Common Shares”) in an amount up to 5.0% of the Company’s Common Shares outstanding as of June 30, 2023 (531,269.85 Common Shares), on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits (a)(1)(ii) and (a)(1)(iii) to the Statement on August 31, 2023. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1.
Holders of the Company’s Common Shares (“Shareholders”) that desired to tender Common Shares or a portion thereof, for purchase were required to submit their tenders by 11:59 p.m., Eastern Time, on September 29, 2023.

2.	No Common Shares were validly tendered prior to the expiration of the Offer. As a result, and in accordance with the terms of the Offer, no payments were made to Shareholders.

Item 12.          Exhibits

(b)                   Filing Fee Exhibit

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

KENNEDY LEWIS CAPITAL COMPANY

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Chief Financial Officer
Date:	November 17 , 2023